Exhibit 99.10

Prepared Jan. 30, 2014

AMENDMENT NO. 2

AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP
FOR

JAYTEE PROPERTIES LIMITED PARTNERSHIP

Section 14.1 of the Amended and Restated Agreement of Limited Partnership for Jaytee Properties Limited Partnership, effective January 1, 2006, and previously amended on July 1, 2012 (the “Partnership Agreement”), provides that the Partnership Agreement may be amended from time to time upon the written consent of all the General Partners and Limited Partners. As it is now deemed advisable to amend the Partnership Agreement, effective as of January 1, 2014, the Partnership Agreement is amended as follows.

1.                                      Paragraph 3.3 is amended to read as follows.

3.3 Additional Contributions.  No Partner will be required to make any capital contribution in addition to that hereinabove required.  If additional contributions are necessary or appropriate, then the General Partner will give written notice to each Partner of (i) the total amount of additional capital that is required, (ii) the reason the additional capital is required, (iii) each Partner’s proportionate share of the additional capital, and (iv) the date the Partnership needs the additional capital.  After receiving such advice, a Partner may elect to make an additional contribution as necessary in order for the Partners to maintain their proportionate percentage interests in the Partnership.  If not all of the Partners elect to make an additional contribution, then the other Partners may make capital contributions for the portion not contributed by those Partners who have elected not to make an additional capital contribution and the ownership percentages will change accordingly.

2.                                      Paragraph 7.2 is amended to read as follows.

Appointment of Managing General Partner.  The General Partners, if there are more than one General Partner, may appoint one of the General Partners to serve as the Managing General Partner.  As between the General Partners, the Managing General Partner will have the right to make all decisions, execute all documents and take all action on behalf of the Partnership, except as otherwise expressly provided by this Agreement.  The Managing General Partner will be Steven E. Trager, and he hereby accepts his appointment as such. Steven E. Trager will continue to serve as the Managing General Partner so long as he is a General Partner or does not resign as the Managing General Partner.  If Steven E. Trager is no longer serving as Managing General Partner and has not otherwise designated his successor, then the successor Managing General Partner will be the Trustee of the Steven E. Trager Revocable Trust dated April 3, 1995, and as it has been and may be subsequently amended (hereinafter “Steven E. Trager Revocable Trust”).

3.                                      New paragraphs 7.5(e), 7.5(f) and 7.5(g) are added to read as follows.

7.5(e)   The Partners shall indemnify the members of the Voting Committee and hold them harmless from any claims, actions, causes of action, demands, damages and expenses arising out of, or related to, any act or omission to act incurred by such member in connection with any proceeding related to their service as a member of the Voting Committee.  Any person who relies on the Voting Committee’s representation(s) shall be indemnified and held harmless by the Partners for any threatened, pending or completed action, claim, demand, suit or proceeding, whether civil, criminal, administrative or investigative, falling within the Voting Committee’s power, duty and authority.

Amendment to Agreement of Limited Partnership Jaytee Properties Limited Partnership

7.5(f)  Indemnification will include expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by a member of the Voting Committee in connection with such action, claim, demand, suit or proceeding. The termination of any action, claim, demand, suit or proceeding by judgment, order, settlement, or its equivalent, will not, of itself, create a presumption that a member of the Voting Committee acted in manner that would give rise to liability.  A member of the Voting Committee shall be held harmless and will be indemnified from any loss or expense that is taken in accordance with the direction or consent of the Partners.  The Partners shall pay for or reimburse the reasonable expenses incurred by a member of the Voting Committee in connection with any such proceeding in advance of final disposition thereof.

7.5(g)  The Partners shall not indemnify any member of the Voting Committee against any liability or expense for the following: (a) acts or omissions not in good faith or which involve intentional misconduct or are known to the member to be a violation of law; or (b) any transaction from which the member derived an improper personal benefit, excluding, however, any compensation paid to the member for his/her service on the Committee.

4.                                      Paragraph 9.5(a) is amended to read as follows:

9.5(a) Steven E. Trager is the Managing General Partner, and in the event of his death or disability or inability to continue to serve as General Partner or Managing General Partner, then his successor shall be the Trustee designated under the Steven E. Trager Revocable Trust.

5.                                      Paragraph 12.2 is amended to read as follows:

12.2 Elections Under Code §754.

12.2(a)   The election permitted by Code §754 and any other elections required or permitted to be made by the Partnership under the Code, will be made by the General Partners or Managing General Partner, as the case may be.  Such election will be made in the General Partners’ or Managing General Partner’s sole and absolute discretion, subject only to their Fiduciary Duty as provided above in this Agreement.  If a §754 election is made, then each Partner’s Capital Account will be adjusted to the extent required by Regulation §1.704-1(b)(2)(iv)(m).

12.2(b)  Notwithstanding the above, upon a General Partner’s death, the Partnership agrees to elect the treatment provided under Code §754 if doing so benefits the deceased General Partner’s estate.  Further, the General Partners or Managing General Partner, as the case may be, will take all reasonable steps necessary to cause such election, if made, to be effective for the Partnership’s taxable year during which the General Partner died.  With respect to the death of a Limited Partner or a trust in which a deceased Limited Partner was a beneficiary, the General Partner, in its sole discretion, may elect the treatment provided under Code §754.

6.                                      Paragraph 13.1 is amended to read as follows:

13.1  Dissolution Events.

13.1(a)  The Partnership will dissolve and terminate upon the written consent of all the General Partners or upon the entry of a decree of judicial dissolution under KyULPA.  The Partnership will not dissolve upon the transfer of a General Partner’s Interest to a qualified successor in interest, as provided above.  Further, the Partnership will not dissolve upon the death, bankruptcy, adjudication of incompetency or insanity or withdrawal of a Limited Partner or an assignment by a Limited Partner of his/her interest in the Partnership.  In any such event, the General Partner will have the right and duty to continue the business of the Partnership under the terms of this Agreement.

13.1(b)  Notwithstanding the preceding, five years from the death of the last to die of Steven E. Trager and Jean S. Trager, a committee of advisors will, at such time, be empowered to determine when and if the Partnership should be dissolved and any terms relating to such dissolution.

However, if the Partnership’s holdings in Republic Bancorp have not been sold within the determined period of time, then the committee’s power, as aforesaid, will thereafter occur one year after the sale of all the Partnership’s holdings of Republic Bancorp.  Steven E. Trager may designate, remove and appoint successor persons to serve on the committee of advisors, and in the absence of such designation then the committee of advisors will be composed of Wayne Stratton, Kenneth Hochman, Sheldon G. Gilman, Houston Oppenheimer, Amy Trager and Shelley Kusman.  Each advisor will possess equal voting power and the decisions of the committee will be based upon a simple majority vote.  In the event there are less than five members on the committee, then the remaining then serving members will designate a person or persons to serve on the committee so as to ensure that the committee has at least five persons serving on the committee.

7.                                      The current Section 14 is renumbered as Section 15, and a new Section 14 is added, as follows:

14.  ARBITRATION

14.1  Reasons for Arbitration.  The Partners agree that the resolution of all disputes will be resolved in accordance with the terms of this Agreement since the private resolution of disagreements by binding arbitration is far superior to the delay, cost and public disclosure resulting from civil litigation.  The General Partner and the Partnership are subject to reporting requirements of the Security Exchange Commission and the bank authorities, and it is essential that all such information be handled on a confidential basis until any of such matters are properly reported to the appropriate government authorities and made public.

14.2  Issues to be Arbitrated. The parties agree to submit all disputed issues to final and binding arbitration.  A “disputed issue” means any disagreement in regard to any of the terms and conditions of this Agreement and any dispute among the parties concerning their relationships, issues involving an accounting, and the right to recision, as well as any issues not directly covered by this Agreement.

14.3 Arbitrator Selection and Conduct of Arbitration Proceedings.

14.3(a)  The parties agree that all disputed issues will be resolved by a single arbitrator who will determine and decide any dispute raised by the parties.  The person who is selected to serve as an arbitrator must have had prior experience as a judge of a court of general jurisdiction or an appellate court.  If the parties cannot agree to the selection of a single arbitrator, then each party will designate a person who is otherwise qualified to serve as an arbitrator, and the selected persons will then select a single arbitrator who will decide all disputed issues.  Further, the arbitrator and the persons selecting the single arbitrator will be impartial and will have no prior or present relationship with any of the parties.

14.3(b)  The arbitration hearing and proceedings will take place in Jefferson County, Kentucky, and will be conducted as if it were a proceeding in Jefferson County Circuit Court with the Kentucky Rules of Evidence and Rules of Civil Procedure applicable thereto.  It is intended that the arbitration proceeding be conducted as a civil action before a judge without a jury with all the rights and remedies pertinent thereto; therefore, the arbitrator will be empowered to hear, conclusively determine, and resolve all claims and disputes between the parties.

14.3(c)  The parties will bear their own attorney’s fees related to the arbitration, but the cost of arbitration, including any fees payable to the arbitrators, will be shared equally unless, in the opinion of the arbitrator(s), equity demands a different division of the costs of arbitration.

14.4  Decision of Arbitrator.

14.4(a)  The arbitrator will honor and respect the terms of this Agreement and construe and interpret its provisions with their plain meaning.  Further, if the subject of the dispute concerns the determination of the Company’s accountants, then the arbitrator will be bound by the accountants’ determination in the absence of fraud or obvious error in the application of the parties’ Agreement.

14.4(b)  The decision of the arbitrator will be conclusive, binding upon all interested parties, and specifically enforceable in any court of competent jurisdiction.

14.5  Confidentiality.  The parties agree that all disputed issues are to be arbitrated on a private and confidential basis, and that the arbitration award will be maintained on a confidential basis.  All issues and the results thereof will not be disclosed by the parties or their representatives, and the parties and their representatives will not report any of their proceedings to the public.  These provisions will not prohibit any party from securing witnesses, experts, or other advisors as is necessary in order for the parties to present their case, etc.

8.                                      Paragraph 15.1 is amended to read as follows:

15.1 Amendments.

15.1(a)  This Agreement may be amended from time to time upon the written consent of all the General Partners and Limited Partners owning at least three-fourths of the Limited Partner interests.

15.1(b)  Notwithstanding any provision of this Agreement to the contrary, the Managing General Partner may, without the necessity of a vote by the Partners, make amendments to this Agreement which are necessary to (i) maintain the status of the Company as a tax partnership under federal and state income tax laws and for other tax purposes; (ii) maintain the Partnership in accordance with the laws of the Commonwealth of Kentucky; (iii) cure any ambiguity or correct or supplement any provision hereof which may be inconsistent with any other provision hereof; or (iv) make, execute and implement any other amendment to this Agreement with respect to administrative matters arising under this Agreement which would not be materially adverse to a Partner’s rights and obligations under this Agreement.

In all other respects, the Partnership Agreement, as initially adopted effective January 1, 2006, and subsequently amended, will remain in full force and effect.

In order to evidence their understanding of and agreement to all the terms and conditions of this instrument, the parties have signed multiple copies of this Agreement, each one of which, when signed by all the parties, will be considered an original.

Date: 4/1, 2014

General Partners:

/s/ Steven E. Trager	/s/ Steven E. Trager
Steven E. Trager, Co-Trustee of the	Steven E. Trager, Trustee of the Steven E.
Jean S. Trager Trust dated July 31, 2006	Trager Revocable Trust dated April 3, 1995

Limited Partners:

For the Individuals:

/s/ Scott Trager	/s/ Michael Trager-Kusman
Scott Trager	Michael Trager-Kusman

/s/ Andrew Trager-Kusman	/s/ Brett Kusman
Andrew Trager-Kusman	Brett Kusman

/s/ Kevin Trager	/s/ Emily Trager
Kevin Trager	Emily Trager

For the Trusts:

Andrew Kusman Trust, dated December 27, 1989

Andrew Trager-Kusman Trust of 2011, dated August 1, 2011

Michael Kusman Trust, dated December 27, 1989

Michael Trager-Kusman Trust of 2011, dated August 1, 2011

Kevin Trager Trust, dated December 27, 1989

Kevin Trager Trust of 2011, dated August 1, 2011

Brett Kusman Trust, dated January 2, 1992

Brett Kusman Trust of 2011, dated August 1, 2011

Emily Trager Trust, dated June 1, 1992

Emily Trager Trust of 2011, dated August 1, 2011

Steven E. Trager Revocable Trust dated April 3, 1995

Bernard Trager Revocable Trust dated February 5, 2012

By:	/s/ Steven E. Trager
Steven E. Trager, Trustee

Jean S. Trager Revocable Trust dated March 9, 2012

By:	/s/ Steven E. Trager
Steven E. Trager, Trustee

Shelley Kusman Irrevocable Trust dated January 13, 2004
Republic Bank & Trust Company, Trustee

By:	/s/ Tammy Nucci, V.P.
Title:	Vice President

Susan B. Cohen Trust dated July 3, 1992

By:	/s/ Susan B. Cohe, Trustee (March 17, 2014)
Susan B. Cohen Trustee